Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Year Ended June 30,					Nine Months Ended March 31, 2007
	2002	2003	2004	2005	2006
	(in thousands, except for ratios)
Fixed charges computation
Interest expense	$1,782	$1,274	$2,762	$15,546	$20,264	$17,703
Amortization of deferred financing charges	—	—	224	1,352	1,421	1,065
Reasonable approximation of interest within rental expense	1,322	1,492	1,918	2,655	2,954	2,249

Total fixed charges	$3,104	$2,766	$4,904	$19,553	$24,639	$21,017

Earnings computation
Income from continuing operations before income taxes	$44,744	$64,193	$93,304	$127,367	$133,001	$91,474
Fixed charges included in earnings	3,104	2,766	4,904	19,553	24,639	21,017

Earnings available before fixed charges	$47,848	$66,959	$98,208	$146,920	$157,640	$112,491

Ratio of earnings to fixed charges	15.4	24.2	20.0	7.5	6.4	5.4